15046366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRUSTFIRST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 BROOKVIEW CENTRE WAY, SUITE 504
(No. and Street)

KNOXVILLE, TN 37919
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DON TAYLOR - 865-583-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 3/4/15

3/9/15

OATH OR AFFIRMATION

I, DONALD TAYLOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRUSTFIRST, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

My Commission Expires September 29, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTFIRST, INC.

TABLE OF CONTENTS

	Page Number
Independent Auditors' Report	2
Financial Statements:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7 - 10
Independent Auditors' Report on the Supplementary Information	11
Schedule 1 - Computation of Net Requirements	12
Exhibit I - Auditors' Report on Internal Controls	13 - 14
Reconciliation between audited and unaudited net capital computation	15
Report on Applying Agreed-Upon Procedures to an Entity's SIPC Assessment Reconciliation	16 - 17
Report of Independent Registered Public Accounting Firm	18

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TRUSTFIRST, INC.
Knoxville, Tennessee

Report on the Financial Statements

We have audited the accompanying financial statements of TRUSTFIRST, INC. (a Tennessee corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. TRUSTFIRST, INC.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TRUSTFIRST, INC. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements and the Reconciliation between audited and unaudited net capital computation reports have been subjected to audit procedures performed in conjunction with the audit of TRUSTFIRST, INC.'s financial statements.

The supplemental information is the responsibility of TRUSTFIRST, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

TRUSTFIRST, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

		2014
ASSETS		
Cash and cash equivalents	$	76,028
Accounts receivable		83,140
Other Assets		11,346
Deferred Tax Benefit		2,094
Property and Equipment, at Cost,		
Less Accumulated Depreciation of $36,596		5,567
TOTAL ASSETS	$	178,175

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Payable to Clearing Agent	$	737
Accrued Expenses		90,642
Deferred federal and state income taxes		2,737
TOTAL LIABILITIES	$	94,116
STOCKHOLDERS' EQUITY		
Common Stock (No Par Value, authorized 200,000 shares, 100,00 issued, 69,112 outstanding)	$	354,300
Additional Paid In Capital		161,500
Retained Deficit		(240,438)
Treasury Stock, 30,888 Shares at Cost		(191,303)
TOTAL STOCKHOLDERS' EQUITY		84,059
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	178,175

TRUSTFIRST, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

	2014
REVENUE	
Commissions and fees	$ 1,165,067
Other Revenue	4,383
TOTAL REVENUE	1,169,450
EXPENSES	
Commissions	923,462
Occupancy and equipment costs	80,094
Clearing Expense	80,715
Brokerage Service Expense	20,207
Professional fees	53,078
Office Supplies and Postage	9,226
Other Expenses	51,756
TOTAL EXPENSES	1,218,538
Income (Loss) Before Income Tax	(49,088)
Income Tax Benefits (Expense)	-
Net Income Before Equity in Income of Investee	(49,088)
Equity in Income of Investee	-
Net Income (Loss)	$ (49,088)
Earning (Loss) per share of common stock	$ (49.09)

TRUSTFIRST, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Capital Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at January 1, 2014	**$ 354,300**	**$ 161,500**	**$ (164,325)**	**$ (191,350)**	**$ 160,125**
Additional Paid In Capital	-	-	-	-	-
Stock Issue	-	-	-	-	-
Purchase of Shares	-	-	(26,978)	-	(26,978)
Net Income	-	-	-	(49,088)	(49,088)
Balance at December 31, 2014	**$ 354,300**	**$ 161,500**	**$ (191,303)**	**$ (240,438)**	**$ 84,059**

TRUSTFIRST, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(49,088)
Depreciation		4,726
(Increase) decrease in operating assets:		
Commisions Receivable		(11,881)
Shareholder Receivable		1,841
Other Assets		20,820
Increase (decrease) in operating liabilities:		
Payable to Clearing Agent		(15)
Accrued Expenses		34,221
Net Cash Provided by (Used in) Operating Activities		624
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Treasury Stokc		(26,978)
Purchase of Property and Equipment		(765)
Net Cash Used in Financing Activities		(27,743)
Net increase (decrease) in cash		(27,119)
Cash and Cash Equivalents - beginning of year		103,147
Cash and Cash Equivalents - end of year	$	76,028

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for:		
Interest	$	350
Income Taxes	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements, notes and supplemental schedules are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (GAAP). Significant accounting policies are:

a. <u>Nature of Operations</u>— TrustFirst, Inc. (the Company), formed in 1995 and located in Knoxville, Tennessee, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) offering securities in stocks, bonds, and options to the general public.

   The Company does not hold security accounts or custodial securities for customers. All security transactions are cleared through Pershing, a subsidiary of The Bank of New York Mellon Corporation who is a member of the New York Stock Exchange (NYSE). The Company's revenue from the services it provides may be affected by securities market conditions.

b. <u>Cash & Cash Equivalents</u>— For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of demand deposit accounts with banks and clearing accounts with Pershing. The Company maintains $58,700 on deposit with Pershing which is segregated to meet clearing requirements.

c. <u>Use of Estimates</u>— The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Estimates affect the reported amounts of revenues and expenses during the period. Accordingly, actual results could vary from those estimates.

d. <u>Accounts Receivable</u>— Customers' security transactions and resulting commissions are recorded on a trade date basis. Commissions receivable consists of commissions from unsettled trades at year end. Commissions receivable are stated at the amount of subsequent collections on the settlement date. As a result management believes commissions are fully collectible; and therefore, no allowance for bad debts is required.

e. <u>Property, Plant, Equipment and Depreciation</u>— Property and equipment are stated at cost. Depreciation is computed using primarily the straight-line method and is based on estimated useful lives of five to seven years.

f. <u>Income Taxes</u>— Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the net operating loss carry-forwards and the differences between the tax and financial reporting basis for certain assets. The resulting deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is also recorded for deferred tax assets when it is more likely than not that some or all of the deferred tax asset may not be realized.

   The Company also assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. This measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

g. Evaluation of Subsequent Events— Management has evaluated subsequent events through February 25, 2014, which is the date the financial statements were available to be issued

NOTE 2: CONCENTRATIONS OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company periodically has cash deposited in financial institutions in excess of Federal Deposit Corporation (FDIC) limits. The Company also maintains several accounts insured by SIPC up to $250,000. There were no uninsured bank balances as of December 31, 2014.

NOTE 3: LEASE COMMITMENTS

The Company entered into a lease agreement, which commenced May 1, 2010, for office space expiring December 31, 2014 with a monthly base rent of $4,984. The Company subleases a portion of its office space to a related party. Net rental expense under office space leases totaled $59,877 in 2014.

Future minimum rental payments under non-cancellable operating leases with remaining terms in excess of one year as of December 31, 2014 is $19,935.

NOTE 4: NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2014. At December 31, 2014, the Company had excess net capital of $32,094.

In addition, the State of Tennessee Department of Commerce and Insurance requires registered investment advisors to maintain $15,000 of net capital.

NOTE 5: LIABILITIES SUBORDINATED TOTO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to general creditors at December 31, 2014, and there were no changes in liabilities subordinated to general creditors for the year then ended.

NOTE 6: INCOME TAXES

Deferred tax liabilities have been provided for taxable temporary differences related to accumulated depreciation. Deferred tax assets have been provided for deductible temporary differences related to net operating losses and charitable contribution carry-forwards. Deferred taxes consisted of the following components:

		2014
Deferred Tax Asset - Current	$	2,094
Deferred Tax Liability - Current		-
Net Deferred Tax Asset - Current	$	2,094
Deferred Tax Asset - Long Term	$	39,999
Deferred Tax Liability - Long Term	$	(2,737)
Valuation Alowance		(39,999)
Net Deferred Tax Liability - Long Term	$	(2,737)

A valuation allowance will be provided until it is more likely than not that all deferred tax assets will be realized. Realization of deferred tax assets is dependent upon whether there will be sufficient taxable income in particular future years. The Company will continue to evaluate the need for and the amount of the allowance, based on management's evaluation of current results and events and their expectations for the future. The valuation allowance decreased $20,056 during 2013. The Company has recorded a valuation allowance for 100% of the long-term deferred tax assets.

The Company has state and federal net operating loss carry-forwards totaling approximately $88,412 and $25,812, respectively, at December 31, 2014. These carry-forwards are available to offset tax liabilities on future income through 2032 for federal income taxes and 2027 for state income taxes. The Company files income tax returns in the U.S. federal and state jurisdictions. With few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2011. The Company has not accrued or expensed any amounts for interest or penalties associated with income taxes for the year ended December 31, 2014.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company processes certain trades for Trendz Advisors, a company in which the Company's shareholder owns a majority interest. During the year ended December 31, 2014, the Company received net commission income of approximately $5,600 from these transactions.

The Company owned a 5% interest in TrustFirst Partners I, LLC, a nonregistered investment company which was formed in 2010 and owned commercial real estate. TrustFirst, Inc. did not act as custodian for the LLC.

The Company's shareholder also owns a 7% interest in DG Properties I, LLC, a nonregistered investment company which was formed in 2011 and owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 3% interest in Southern Income Properties, LLC, a nonregistered investment company which was formed in 2011 and owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 2.4% interest in DG Income Properties II, LLC, a nonregistered investment company which was formed in 2012 and owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 10% interest in Tooles Bend Partners, LLC, a nonregistered investment company which was formed in 2012, but funded in 2013. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 4% interest in NCDG Properties, LLC, a nonregistered investment company which was formed in 2012 but funded in 2013. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 8.47% interest in Parson Income Properties, LLC, a nonregistered investment company which was formed in 2014. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

In 2009, the Company's chief executive officer, individually, purchased outstanding stock in the Company held by two other parties. These purchases resulted in the chief executive officer becoming 100% owner of the Company. The Company's chief executive officer, individually, and the two parties also agreed to note payable arrangements which allow for payments of the purchase price for the stock over time. These payments are tied to operating revenues of the Company. The Company has not guaranteed the stock purchase agreements or the notes payable and is not contractually obligated to make payments.

NOTE 8: CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which have an adverse effect on the Company. Currently, management is not aware of any such conditions.

The Company's shareholder also owns a 3% interest in Southern Income Properties, LLC, a nonregistered investment company which was formed in 2011 and owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 2.4% interest in DG Income Properties II, LLC, a nonregistered investment company which was formed in 2012 and owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 10% interest in Tooles Bend Partners, LLC, a nonregistered investment company which was formed in 2012, but funded in 2013. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 4% interest in NCDG Properties, LLC, a nonregistered investment company which was formed in 2012 but funded in 2013. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

In 2009, the Company's chief executive officer, individually, purchased outstanding stock in the Company held by two other parties. These purchases resulted in the chief executive officer becoming 100% owner of the Company. The Company's chief executive officer, individually, and the two parties also agreed to note payable arrangements which allow for payments of the purchase price for the stock over time. These payments are tied to operating revenues of the Company. The Company has not guaranteed the stock purchase agreements or the notes payable and is not contractually obligated to make payments.

NOTE 8: CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which have an adverse effect on the Company. Currently, management is not aware of any such conditions.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
TRUSTFIRST, INC.
Knoxville, Tennessee

We have audited the financial statements of TRUSTFIRST, INC. as of and for the year ended December 31, 2014, and our report thereon dated February 25, 2015, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

TRUSTFIRST, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2014

SCHEDULE I, II, III, IV

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Total ownership equity from Statemetn of Financial Condition	$	84,059
less nonallowable assets from Statement of Financial Condition		(45,691)
Total ownership equity qualified for Net Capital	$	38,368
Haircuts on securities		-
Net Capital before haircuts on securities positions	$	38,368

SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1

Aggregate indebtedness	94,116
Net Capital required based on aggregate indebtedness (6-2/3%)	6,274

COMPUTATION OF BASSIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer	5,000
Excess net capital	32,094

COMPUTATION OF AGGREGATE INDEBTEDNESS

(a) - 10% of total aggregate indebtedness	9,412
(b) - 120% of minimum net capital requirements	6,000
Net Capital less the greater of (a) or (b)	28,956.40
Percentage of Aggregate Indebtedness to Net Capital	245.30%

SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

TrustFirst, Inc. is exempt from the computation of deteremination of the reserve requirements under provisions of Rule 15C3-3 subparagrap (k) (2) (ii)

SCHEDULE IV: MATERIAL INADEQUACIES UNDER RULE 17a-5(j)

Material Inadequacy	None
Corrective Action Takesn or Proposed	Not Applicable

At December 31, 2014, there were no material differences between audited net capital, above, and net capital as reported in the Firm's Part II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
TRUSTFIRST, INC.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of TRUSTFIRST, INC. as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered TRUSTFIRST, INC..'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of TRUSTFIRST, INC.s' internal control. Accordingly, we do not express an opinion on the effectiveness of TRUSTFIRST, INC. internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by TRUSTFIRST, INC., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because TRUSTFIRST, INC. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of TRUSTFIRST, INC. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

(CONTINUED)

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that TRUSTFIRST, INC.'s practices and procedures, as described in the second paragraph of this report, were adequate as of the date of this report, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
TRUSTFIRST, INC.
Knoxville, Tennessee

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2014 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-538-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
TRUSTFIRST, INC.
Knoxville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by TRUSTFIRST, INC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating TRUSTFIRST, INC.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). TRUSTFIRST, INC.'s management is responsible for TRUSTFIRST, INC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

(Continued)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
TRUSTFIRST, INC.
Knoxville, Tennessee

We have reviewed management's statements, included in the accompanying EXEMPTION REPORT, in which (1) TRUSTFIRST, INC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TRUSTFIRST, INC., claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provisions") and (2) TRUSTFIRST, INC., stated that TRUSTFIRST, INC., met the identified exemption provisions throughout the most recent fiscal year without exception. TRUSTFIRST, INC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TRUSTFIRST, INC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2421*********************MIXED AADC 220
048509 FINRA DEC
TRUSTFIRST
265 BROOKVIEW CENTRE WAY STE 504
KNOXVILLE TN 37919-4066

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1678

B. Less payment made with SIPC-6 filed (**exclude interest**) (877)
7/25/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 801

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 801

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 801

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trust First, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of February, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,169,450
. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	386,372
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	70,014
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Private Placements (Deductions in excess of $100,000 require documentation)	41,103
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 395	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 645	
Enter the greater of line (i) or (ii)	645
Total deductions	498,134
SIPC Net Operating Revenues	$ 671,316
General Assessment @ .0025	$ 1,678

(to page 1, line 2.A.)

TrustFirst Incorporated
265 Brookview Centre Way, Suite 504
Knoxville, TN 37919
865-583-7390
888-583-7390 (toll)
865-583-7398 (fax)
www.trustfirst.com

February 25, 2015

EXEMPTION STATEMENT REGARDING RULE 15c3-3

TrustFirst, Inc. (CRD# 39057, SEC# 8-48509) is a $5,000 minimum net capital non-carry, non-clearing broker/dealer and is exempt from reserve requirement, with exemptions, according to Rule 15c3-3 (k) (2) (ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis".

TrustFirst, Inc., used Pershing, LLC as the clearing firm, throughout the year without exception.

TrustFirst, Inc., has met this exemption provision throughout the year ended December 31, 2014 without exception.

To the best of my knowledge TrustFirst, Inc. has followed all the rules and regulation of Rule 15c3-3 throughout the year ended December 31, 2014.

Sincerely,

Donald O. Taylor
President